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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                        Commission File Number: 0-28452

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

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                        (Check One):
                        [X] Form 10-K
                        [_] Form 20-F
                        [_] Form 11-K
                        [_] Form 10-Q
                        [_] Form N-SAR

                        For Period Ended: June 28, 2003

                        [_] Transition Report on Form 10-K
                        [_] Transition Report on Form 20-F
                        [_] Transition Report on Form 11-K
                        [_] Transition Report on Form 10-Q
                        [_] Transition Report on Form N-SAR

                        For the Transition Period Ended:
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         Read Instruction Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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                        PART I--REGISTRANT INFORMATION


                         Velocity Express Corporation
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                            Full Name of Registrant

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                           Former Name if Applicable

                         7803 Glenroy Road, Suite 200
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           Address of Principal Executive Office (Street and Number)

                         Minneapolis, Minnesota 55439
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                           City, State and Zip Code

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                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III--NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   The Registrant is in the process of raising $18.5 million of equity which will be used for general working capital purposes and in support of the refinancing of its revolving credit and senior subordinated debt facilities, which will not be concluded in time to permit timely filing and which, when concluded, could affect the required disclosures related thereto.

   For the reasons set forth above, the Registrant cannot timely file its Annual Report on Form 10-K without unreasonable effort or expense. Management believes Form 10-K will be completed on or before October 13, 2003.

                           PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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  Wesley C. Fredenburg               (612)                    492-2405
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         (Name)                   (Area Code)            (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

   [X] Yes    [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   [_] Yes    [X] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Velocity Express Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

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Date:   September 26, 2003                  By: /S/  Wesley C. Fredenburg
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                                                WESLEY C. FREDENBURG
                                                Secretary and General Counsel
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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